NOBLE INTERNATIONAL, LTD.

May 23, 2007

Mail Stop 3561

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Linda Cvrkel
Ms. Claire Erlanger

Re:	Noble International, Ltd.
Amendment No. 1 to Schedule 14A Proxy Statement
File No. 001-13581

Ladies and Gentlemen:

This letter is in response to your comment letter dated May 3, 2007 and relates to the EDGAR filing contemporaneously herewith of Noble International, Ltd.’s revised preliminary proxy statement. Your comments are reproduced below in bold italics, followed in each case by the response. For the convenience of the staff, we are sending c/o Ms. Claire Erlander three (3) paper copies of this letter along with specifically black lined printer’s proofs of the revised proxy statement marked to show changes from the initial filings.

Please note that in each instance where your comment relates to TBA, our response relies solely on information provided to us by TBA and/or Arcelor S.A.

SCHEDULE 14A PROXY STATEMENT

Selected Historical Financial Information of Noble, page 11

1.	Please revise to include disclosure of cash dividends declared per common share. See Instruction 2 to Item 301 of Regulation S-K.

Response: “Selected Historical Financial Information of Noble,” on page 11, has been revised to include cash dividends declared per common share consistent with amounts disclosed in our 2006 10-K.

Selected Historical Financial Information of TBA, page 13

2.	Please revise to disclose TBA’s revenues as determined in accordance with US GAAP for each period presented. Refer to the guidance in Instruction 2 to Item 3.A. of Form 20-F.

Response: “Selected Historical Financial Information of TBA,” on page 13 has been revised to disclose TBA’s revenues as determined in accordance with US GAAP for each period presented.

Securities and Exchange Commission

May 23, 2007

Proposal 1: Approval of the Share Purchase Agreement Ancillary Agreements, page 42

3.	Please revise the notes to the Company’s financial statements in future filings to disclose the significant terms of the various ancillary agreements that will be entered into by the Company, Arcelor and Mr. Skandalaris, the Company’s chairman, in connection with the TBA merger transaction. As part of your revised disclosure, please disclose the Board representation rights that are provided to Arcelor and Mr. Skandalaris in connection with these agreements.

Response: In future filings, we will revise the notes to the Company’s financial statements to disclose the significant terms of the various ancillary agreements that will be entered into by the Company, Arcelor and Mr. Skandalaris in connection with the TBA transaction. As part of our revised disclosure, we will disclose the Board representation rights that are provided to Arcelor and Mr. Skandalaris in connection with these agreements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of TBA, page 49

4.	We note your disclosure that TBA’s audited combined financial statements have been prepared in accordance with IFRS as adopted by the European Union. Please tell us, and revise your MD&A to disclose, any differences between IFRS as adopted by the European Union and IFRS as published by the IASB. See SEC Release 33-8567.

Response: We are advised that Standards and Interpretations issued by the IASB which were not endorsed by the European Union as at December 31, 2006, include IFRS 8 ‘Operating Segments’, certain amendments to IAS 23 ‘Borrowing Costs’, IFRIC 10 ‘Interim financial Reporting and Impairment’, IFRIC 11 ‘IFRS 2 – Group and treasury share transactions’ and IFRIC 12 ‘Service concession arrangements’.

TBA has assessed the relevance of the above standards and interpretations to TBA’s audited combined financial statements and has come to the conclusion that none of those new or revised standards or interpretations was applicable to the TBA’s audited combined financial statements for the years ended December 31, 2004, 2005 and 2006.

TBA therefore has confirmed that the differences between IFRS as adopted by the European Union and IFRS as published by the IASB have no impact on the TBA’s audited combined financial statements.

Securities and Exchange Commission

May 23, 2007

Results of Operations Year Ended December 31, 2006 vs. Year Ended December 31, 2005, page 50

5.	We note your disclosure that the increase in revenue was due to higher volumes and increased coil prices, which were partially transferred to customers. Please revise to quantify factors such as price, mix, and volume changes. See Item 303 of Regulation SK.

Response: The appropriate changes have been made to TBA’s MD&A on page 50.

Liquidity and Capital Resources, page 53

6.	Please revise to expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader’s understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Response: The appropriate changes have been made to TBA’s MD&A on page 53.

Quantitative and Qualitative Disclosures About Market Risk, page 55

7.	Your current disclosures regarding TBA’s exposure to foreign currency and interest rate risk do not comply with the requirements outlined in Item 305 of Regulation S-K. Please revise to present these disclosures in one of the suggested formats outlined in Item 305(a)(l) of Regulation S-K. If you are unable to do so, please explain why

Response: TBA has added additional disclosures on page 55 regarding foreign currency and interest rate risk. In accordance with prior correspondence from the staff dated October 13, 2006 and October 26, 2006 to Noble’s counsel, regarding TBA’s inability to generate the needed information because these risks are managed across multiple members of the Arcelor group, TBA has added disclosures to comply with the quantitative requirements outlined in Item 305 of Regulation S-K to the extent it is able to do so.

Pro Forma Unaudited Condensed Combined Financial Statements, page F-1

General

8.	We note that the historical TBA amounts included in your pro forma combined financial statements are presented in accordance with IFRS. Please note that pro forma financial statements prepared in connection with an acquired foreign business should be presented in accordance with US GAAP. Please revise your pro forma financial statements and disclosures accordingly.

Securities and Exchange Commission

May 23, 2007

Response: We have revised our pro forma financial statements such that TBA financial statements are presented in accordance with US GAAP. See Note 2 to the pro forma financial statements.

Pro Forma Condensed Combined Income Statement for the Year Ended December 31, 2006, page F-5

9.	We note from your disclosure on page 17 that you will enter into a number of agreements with Arcelor to provide support services to Noble for up to three years after closing. In light of the fact that this agreement appears to be factually supportable, directly attributable to the transaction, and will have a continuing impact, we believe that the effect of the terms of the agreement should be included in the pro forma adjustments to the income statement. Please revise to include a pro forma adjustment for the estimated amount of these services that would have been paid to Arcelor during 2006 if the transaction had occurred on January 1, 2006.

Response: The pro forma adjustments to the unaudited pro forma combined statement of income in column (e), on page F-6, have been modified to include the net effect of shared services charges from Arcelor to TBA included in the 2006 audited financial statements and charges anticipated to be charged from Arcelor to Noble pursuant to the transition services agreement. Footnote (k) to the pro forma combined statement of income for the year ended December 31, 2006, on page F-13, has also been revised to disclose the dollar amounts attributable to the transition services agreement.

Notes to the Pro Forma Unaudited Condensed Combined Financial Statements

Note 1. Basis of Presentation, page F-6

10.	We note from the disclosure in Note 1 that the unaudited pro forma financial statements do not give effect to a contract manufacturing agreement between Noble and Arcelor related to the laser-welded blank and other production at two TBA facilities in Liege, Belgium and Eisenhuttenstadt, Germany. As the disclosures on page 46 indicate that this agreement is being entered into in connection with the TBA transaction, it appears it will have a continuing impact, and the agreement is factually supportable, please revise the pro forma financial information to give the effect of this agreement as required by Rule 11-02(b)(6) of Regulation S-X.

Securities and Exchange Commission

May 23, 2007

Response: The pro forma adjustments to the unaudited pro forma combined statement of income in column (e), on page F-6, have been modified to include the net effect of the contract manufacturing agreement between Noble and Arcelor. Footnote (j) to the pro forma combined statement of income for the year ended December 31, 2006, on page F-13, has also been revised to disclose the estimated net sales and cost of sales that Noble would have recognized in the year ended December 31, 2006 attributable to the contract manufacturing agreement.

Note 3. Pro Forma Transaction

11.	We note from the disclosure in Note 3 to the pro forma financial information that the $18 per share valuation assigned to the 9.375 shares of Noble common stock to be issued in the acquisition transaction is based upon an agreed upon valuation in the related Stock Purchase Agreement. Please tell us and explain in the notes to the pro forma financial information how this valuation of the common shares to be issued complies with the guidance in paragraph 22 of SFAS No. 141 which requires that “the market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced be considered in determining the fair value of the securities issued.” Also, see related guidance in EITF 99-12. We may have further comment upon receipt of your response.

Response: We revised Note 3, on page F-10, to use the average closing price ($17.49) of Noble International, Ltd. common stock for the period from March 13, 2007 to March 19, 2007 as the basis for the valuation of the 9.375 million shares given as consideration in the transaction. Accordingly, the value of the shares is disclosed as $164.0 million and the total purchase price is disclosed as $297.6 million.

12.	Please tell us and explain in Note 3 to the pro forma financial information the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that resulted in recognition of goodwill.

Response: We revised Note 3 of the unaudited pro forma financial statements on page F-10 to disclose the primary reasons for the acquisition and the factors that resulted in the recognition of goodwill in the purchase price.

13.	We note from the disclosure on page 19 that the Company will obtain a royalty-free perpetual exclusive license to certain patents and intellectual property used in the business in connection with the acquisition of TBA. We also note that the exclusivity of the license will be lost and the license will continue on a nonexclusive basis upon the later of the fifth anniversary of closing and the date that Arcelor and its affiliates own fewer than 4,687,500 shares of Noble common stock. Please explain why none of the purchase price allocation reflected in Note 3 has been allocated to this licensing arrangement. If you do not believe this arrangement has any material value, explain in detail your basis for this conclusion.

Securities and Exchange Commission

May 23, 2007

Response: We have identified the “license agreement” with Arcelor as an intangible asset potentially requiring valuation. However, we have not commenced the formal process to value intangible assets acquired pursuant to the Acquisition. Consistent with our response to Comment 16, we have revised Note 3 of the unaudited pro forma financial statements, on page F-10, to describe our methodology for estimating the preliminary allocation between goodwill and intangible assets and to list the potential intangible assets to which the purchase price may be allocated.

14.	We note from the disclosure on page 47 that the Company will enter into a five-year steel supply and services agreement with Arcelor Auto, a subsidiary of Arcelor. We also note that under the terms of this agreement, all research and development plans will be jointly agreed to by Noble and Arcelor Auto and Arcelor will pay the first Euro 2.0 million of research and development cost each year with Nobel paying any cost in excess of this amount. As it appears that this agreement is factually supportable, directly attributable to the merger transaction, and will have a continuing impact on operations, please revise the pro forma financial information to give effect to this agreement.

Response: Together with Arcelor Auto, we do not anticipate spending in excess of €2.0 million in any one year for research and development. Accordingly, we have not included any adjustment in the unaudited pro forma statements of income for spending in excess of this €2.0 million. Pursuant to purchase accounting, we will determine the fair value of this agreement and establish an intangible asset accordingly, if necessary (see our response to Comments 13 and 16).

15.	We note that you have allocated $149,731 of the purchase price to property, plant and equipment. Please revise your disclosures to include the useful lives of significant assets acquired.

Response: We have revised our disclosure in Note 3, on page F-10, to include the useful lives of the significant assets acquired.

Note 4. Pro Forma Adjustments for Unaudited Pro Forma Combined Balance Sheet

Footnote (e)

16.

We note from your disclosure that the identification and valuation of identifiable intangible assets has not been performed and accordingly, you assume that one-half of the difference between purchase price and the fair value of net assets acquired is allocated goodwill and one-half is allocated to intangible assets. Please tell us your basis, including all assumptions, for allocating one-half the difference between purchase price and fair value of the net assets acquired to goodwill and one-half

Securities and Exchange Commission

May 23, 2007

intangible assets. We do not believe that it is appropriate to allocate amounts in a random manner without reasonable assumptions. Also, in light of your disclosure in Note 5 to the pro forma financial statements that the intangible assets will be amortized on a straight-line basis over a 15-year period, and your disclosure in the notes to your audited financial statements that the current intangible assets of TBA are amortized over five years, please tell us how you determined that a 15 year period would be an appropriate useful life, considering that you have not yet identified the specific intangible assets.

Response: Please note that footnote (e) has been re-lettered to footnote (d) in the revised pro forma financial statements.

We preliminarily allocated the TBA purchase price premium 50% to goodwill and 50% to intangible assets based, in part, upon a study performed by the Deloitte & Touche Valuation Group where they analyzed forty-three manufacturing transactions in 2003 and 2004 and found the average allocation between goodwill and intangible assets to be 51% and 49%, respectively. In addition, in our recent acquisition of Pullman we allocated 65% of the purchase price premium to goodwill and 35% to intangible assets. Preliminarily, we anticipate that the TBA purchase price premium will be allocated more heavily towards intangible assets (compared to the Pullman acquisition) due to the relative value of new customer relationships. With the TBA acquisition, we will be selling to three customers with whom we do not currently have a significant amount of business while with the Pullman acquisition the customers were current Noble customers. Accordingly, we anticipate that intangible assets will represent a higher percentage of the purchase price premium in the TBA acquisition compared to the Pullman acquisition. Therefore, consistent with the Deloitte & Touche study, we preliminarily allocated 50% of the purchase price premium to goodwill and 50% to intangible assets.

It is anticipated that most of the intangible assets identified in the TBA acquisition will be allocated to customer contracts. With the Pullman acquisition, we are amortizing customer contracts over fifteen years. Since the nature and terms of customer contracts acquired in the TBA transaction are similar to customer contracts acquired in the Pullman acquisition, we used the same fifteen years as a preliminary estimate for the amortizable life of customer contracts. The current TBA intangible assets are mostly identifiable patents which are being amortized over their finite lives.

Footnote (f)

17.	We note your adjustment for the estimated debt issuance costs to be paid at closing. Please revise your disclosure to indicate how this amount was determined or calculated, and include the nature and terms of the related debt.

Response: Please note that footnote (f) has been re-lettered to footnote (e) in the revised pro forma financial statements.

We have revised footnote (e), on page F-11, to disclose how the debt issuance costs were estimated and the terms of the related debt.

Securities and Exchange Commission

May 23, 2007

Footnotes (j) and (k)

18.

We note that you have adjusted long-term debt for the amount required to finance the $102.6 million cash portion of the purchase price and for the $15 million note payable. Please revise your disclosures to include the future maturities of pro forma long term debt. See SEC Staff Speech by Leslie A. Overton at the 24th AICPA Conference in December 1996.

Response: Please note that footnote (j) has been re-lettered to footnote (i) and footnote (k) has been re-lettered to footnote (j) in the revised pro forma financial statements.

We have revised the disclosure in footnote (i), on page F-11, to include the future maturity dates of the long-term bank debt used to finance the purchase price.

We have also revised the disclosure in footnote (j), on page F-12, to include the future maturity date of the $15 million note payable to Arcelor.

Note 5. Pro Forma Adjustments for Unaudited Pro Forma Combined Statement of Income

19.	We note that your footnote references to the pro forma adjustments for Pullman and TBA as presented on the face of the unaudited pro forma combined statement of income, do not match the footnote references in Note 5. Please revise these footnote references so that the notes correspond to the pro forma statement of income.

Response: The footnote references have been revised, on pages F-13 and F-14, to correspond to the footnotes presented on the unaudited pro forma statements of income.

Footnote (f)

20.	We note that you have an adjustment to reduce depreciation expense due to a reduction of the book value of the Pullman property, plant and equipment to fair value pursuant to purchase accounting. Please revise your disclosures to include details of the purchase price allocation for the acquisition of Pullman. Your disclosure should include identification of the net tangible assets and liabilities acquired, identifiable intangible assets, fair value adjustments to assets and liabilities, including intangibles, and the costs and fees of the acquisition. Also, disclose the expected useful lives or amortization periods of significant tangible and intangible assets acquired.

Response: We have revised footnote (f), on page F-13, to include the details of the purchase price allocation for the acquisition of Pullman and we have disclosed the expected useful lives and/or amortization periods of significant tangible and intangible assets acquired.

Securities and Exchange Commission

May 23, 2007

Footnote (l)

21.	We note your adjustment of $6.0 million for additional interest expense on debt incurred pursuant to the acquisition. Please revise your disclosures to include the nature and terms of the debt expected to be incurred and the interest rate used in determining the interest expense adjustment. Please note that the interest rate used in the calculation should be either the current interest rate or the interest rate for which you have a commitment.

Response: We have revised footnote (l), on page F-14, to include the nature and terms of the debt expected to be incurred and the interest rate used in determining the interest expense adjustment.

Audited Combined Financial Statements of Tailored Blank Arcelor business (“TBA”)

Combined Income Statements, page F-16

22.	Please tell us the nature and amounts of the items comprising the “other external expenses” and “other operating income” line items included on the face of the combined income statements.

Response: We are advised by TBA that the details of the nature and amounts of “other external expenses” are as follows:

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
	Euros ‘000	Euros ‘000	Euros ‘000
Rents and rental charges	(1,565)	(1,463)	(1,598)
Maintenance and repairs	(5,921)	(4,605)	(4,572)
Sales commissions	(714)	(790)	(1,375)
Transport of goods dispatched	(8,652)	(8,625)	(6,388)
Subcontracting of blanking where no blanking lines available	(5,069)	(4,216)	(4,155)
Energy	(2,373)	(1,975)	(2,128)
Temporary staff costs	(1,589)	(880)	(1,027)
Management fees	(4,305)	(2,672)	(3,164)
Other services and other goods	(5,158)	(4,480)	(4,874)

Other external expenses	(35,346)	(29,706)	(29,281)

TBA has advised us that other services and other goods for the years 2004, 2005 and 2006 mainly relate to the purchase of office supplies and tools as well as training and travelling costs and legal, accounting and IT services provided by third parties.

Securities and Exchange Commission

May 23, 2007

We are advised by TBA that details of the nature and amounts of “other operating income” are as follows:

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
	Euros ‘000	Euros ‘000	Euros ‘000
Gains on disposal of tangible fixed assets	131	54	87
Services fees	5	101	123
Miscellaneous operating income	2,768	1,065	1,215
Amounts payable abandoned	557	—	—

Other operating income	3,461	1,220	1,425

In 2006 miscellaneous operating income mainly included early contract termination penalties received by TB Genk from a customer, whereby, as in 2005, the majority of miscellaneous operating income relates to the sale of prototypes by TSA and TB Genk to customers.

TBA’s management is of the view that none of the items included in other external expenses and other operating income are unusual or individually material and accordingly the details have not been disclosed in the financial statements.

Notes to the Combined Financial Statements

Note 1. General Information, page F-19

23.	It appears from your disclosures that you consolidated LWB for the year ended December 31, 2005 even though you owned only a 50% interest. Citing relevant authoritative literature, please tell us, and revise your notes to the financial statements to disclose why you believe it was appropriate to consolidate the LWB entity under IFRS.

Response: We are advised that as per the terms of a joint venture agreement entered into in 1997, a subsidiary of the Arcelor group held a call option to acquire the 50% interest in LWB that it did not own, at a price agreed or determined in the agreement, and at any time after the third anniversary of the agreement.

We have been advised by TBA that the call option represents potential voting rights under IAS 27, ‘Consolidated and Separate Financial Statements’ paragraphs 14 and 15. Under this guidance, an entity has to consider the existence and effect of potential voting rights that are currently exercisable or convertible when assessing whether it has the power to govern the financial and

Securities and Exchange Commission

May 23, 2007

operating policies of another entity. The call option was exercisable at any time in 2004 and 2005 at fair value as agreed in the joint venture contract and accordingly, LWB was consolidated in 2004 and 2005 in the TBA IFRS combined financial statements.

On May 10, 2006, the Arcelor Group acquired the remaining 50% voting interest in LWB, thereby obtaining 100% of the outstanding voting interest.

In the table in Note 1 to the TBA IFRS combined financial statements, LWB is reported as a “combined entity.” Accounting for combined entities is disclosed in Note 2.

In addition, Note 18 of the IFRS combined financial statements states: “The Arcelor group acquired the remaining 50% interest in LWB in May 2006 for a total consideration of €3,200k. The purchase price was paid by a company external to the Group and recognized as a capital contribution to the Group in the caption “Invested Capital.” Because of the existence of potential voting rights the acquisition was considered as an acquisition of minority interests, resulting in a reclassification from minority interests at the acquisition date (€1,048k) to Net Assets attributable to equity holders of the Group. The difference between the consideration paid and the carrying amount of the minority interests (€2,152k) was recorded in Retained Earnings.”

Finally, the consolidation of LWB under IFRS is disclosed in Note 20 to the combined financial statements, as follows:

(2)	Treatment of LWB

IFRS	Treatment

Under IFRS, because of the existence of potential voting rights over the remaining 50% in LWB, assets, liabilities and results of operations of LWB were combined with the respective assets, liabilities and income statement line items and minority interests were recognised.

Based on the above, management believes that appropriate disclosure has been made in the TBA IFRS combined financial statements with respect to the accounting for its interest in LWB.

24.

We note the disclosure indicating that TB Gent’s results of operations do not include interest expense, as amounts contributed to TB Gent as funding from ASB are considered contributed capital. Given that no charge for interest has been included in TB Gent’s results of operations for any of the periods presented on funding received from ASB, please revise the notes to the financial statements to include an analysis of the inter-company balances between TB Gent and ASB for each period presented. This analysis should be presented as a reconciliation of the beginning and ending balances of the

Securities and Exchange Commission

May 23, 2007

inter-company balances and should separately list the amount of each activity or transaction type that impacted the inter-company account. Disclosure should also be provided of the average balance due to or from the parent company for each period presented. Refer to the guidance outlined in SAB Topic 1:B, Question 4.

Response: TB Gent is the division of ASB included in the transaction and did not previously maintain separate books and records. If such records had been separately maintained, we are advised by TBA that they would have reflected the following transactions with ASB:

•	purchases of raw materials

•	scrap metal sales

•	operating costs such as employee related costs and management fees which are necessary to the conduct of TB Gent’s business

TBA has advised us that all transactions have been reflected in the historical TBA financial statements and are effectively settled on normal commercial terms on a 30 to 45-day cycle. Therefore, the balance with ASB is a normal trading account and should not bear interest.

TBA’s management believes the disclosures given in respect of related parties (Note 17) of TBA as a whole adequately reflects the transactions and balances with Arcelor group entities including ASB.

Note 2. Summary of Significant Accounting Policies

III. Business Combinations, page F-22

25.	We note your disclosure that you have elected to apply the “economic entity method” to the acquisition of minority interests, whereby the excess of the consideration paid over the share in the investee’s net assets as of the date of the transaction is recorded in retained earnings. Please tell us what IFRS accounting guidance you have relied on for your basis of accounting for the acquisition of minority interest.

Response: We have been advised by TBA that IFRS is silent regarding the requirements for share purchases after control has been obtained, i.e., the acquisition of minority interests. A number of alternative approaches can be identified and are acceptable as an entity’s elected accounting policy, if applied consistently to all such transactions. One of these approaches is the equity transaction approach. Under this approach an entity recognises directly in equity increases (or decreases) in the parent shareholders’ interest, so long as the parent controls the subsidiary.

Securities and Exchange Commission

May 23, 2007

In accordance with IAS 8.10 11 and 12, in the absence of a Standard or an Interpretation that specifically applies to a transaction, other event or condition, management shall use its judgement in developing and applying an accounting policy that results in information that is: (a) relevant to the economic decision-making needs of users and (b) reliable. In making the judgement described in paragraph 10, management shall refer to, and consider the applicability of, the following sources in descending order: (a) the requirements and guidance in Standards and Interpretations dealing with similar and related issues and (b) the definitions, recognition criteria and measurement concepts for assets, liabilities, income and expenses in the Framework. In making the judgement described in paragraph 10, management may also consider the most recent pronouncements of other standard setting bodies that use a similar conceptual framework to develop accounting standards, other accounting literature and accepted industry practices, to the extent that these do not conflict with the sources in paragraph 11.

The recognition of increases and decreases in ownership interests in subsidiaries without a change in control as equity transactions in the consolidated financial statements is supported by the presentation of minority interest within equity in accordance with IAS 1 Presentation of Financial Statements and does not conflict with the Framework.

In addition, Exposure Draft of Proposed Amendments to IFRS 3 Business Combinations is looking specifically to this case in paragraph 57. “Once an acquirer has obtained control of an acquiree, subsequent acquisitions (or dispositions) of any non-controlling interests in the acquiree shall be accounted for as equity transactions in accordance with [draft] IAS 27.”

TBA has advised us that this method has been applied consistently over the periods in the financial statements of TBA.

VII. Impairment of Assets

Reversal of an Impairment Loss, page F-24

26.	We note the disclosure indicating that under IFRS, an impairment loss recognized in prior years may be reversed if and only if there has been a change in estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Note that this treatment is not in accordance with US GAAP for all long-lived assets other than those held for sale. Note that under SFAS No. 142 and SFAS No. 144, once an impairment loss is recognized, the adjusted carrying value becomes the assets new basis and any impairment losses previously recognized cannot be reversed. Please confirm that this difference in accounting treatment between IFRS and US GAAP has not resulted in any reconciling items between net income and stockholders’ equity determined in accordance with IFRS to that determined in accordance with US GAAP. In this regard, we note that no discussion of this matter has been provided in Note 20 to your financial statements.

Securities and Exchange Commission

May 23, 2007

Response: TBA has confirmed that no reversal of impairment losses has been recognized in the TBA combined financial statements under IFRS, and accordingly no corresponding reconciling item exists between amounts reported under IFRS and US GAAP.

Note 13. Provisions and Other Non-Current Liabilities, page F-34

27.	We note your disclosure that during 2003 to 2005 a provision of €3,192,000 was accrued for Arcelor Tailored Blank Bremen GmbH and this amount was reversed in 2006. Please provide us more detail as to the nature of the contractual obligation that initially resulted in the provision recorded. Also, please tell us why you believe that the reversal of the provision meets the requirements of paragraph 39 of IAS 39 for the derecognition of a financial liability. Include in your response any legal release by law or creditor. See paragraph AG57 of IAS 39. Additionally, please tell us the nature of the additional €866 that was reversed during the year ended December 3 1,2006.

Additionally, please explain how the original provision and the related reversal were accounted for, for US GAAP purposes. Your response should also explain why you believe the treatment used was appropriate and in accordance with SFAS No. 5 or other relevant US GAAP accounting literature.

Response: TBA has advised us that the information requested by the staff represents confidential business information. Accordingly, (a) we have provided for TBA’s response to consist of an appendix to this letter (pages A-1 and A-2), and (b) TBA’s counsel is requesting, under separate cover in paper form, confidential treatment for TBA’s response contained in that appendix, pursuant to Rule 83 under the Freedom of Information Act. As required by Rule 83, we have omitted the appendix from the EDGAR version of this response letter. TBA’s counsel is submitting the appendix in paper form to the Commission along with its confidentiality request and, in addition, is sending a courtesy paper copy of the appendix and confidentiality request to Ms. Erlanger of the staff.

Securities and Exchange Commission

May 23, 2007

Note 14. Other Operating Expenses, page F-35

28.	We note your disclosure that other operating expenses mainly includes amounts accrued in provisions and taxes incurred on properties, other assets and activities. In light of the significance of other operating expenses to total operating profit, please provide us the details of the nature and amount of each expense included in “other operating expenses” for the each of the periods for which an income statement is provided.

Response: We are advised by TBA that details of the nature and amounts of each expense included in “other operating expenses” are as follows:

	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
	Euros ‘000	Euros ‘000	Euros ‘000
Provisions for other liabilities and claims: increase	(1,738)	(309)	(215)
Provisions for other liabilities and claims: utilization and reversal	865	167	1,070
Property taxes	(539)	(517)	(538)
Taxes on assets other than property taxes	(1,060)	(1,305)	(1,193)
Taxes on activities	(365)	(330)	(159)
Other non income taxes	(138)	(87)	(163)
Losses on disposal of tangible fixed assets	(92)	(74)	(316)
Miscellaneous operating charges	(2,057)	(797)	(1,143)
Increase in write-down of trade debtors	15	(355)	(167)

Other operating expenses	(5,109)	(3,607)	(2,824)

Securities and Exchange Commission

May 23, 2007

For 2006 and 2005, the majority of miscellaneous operating charges result from the outsourcing of certain welding processes by certain TBA entities. In 2004 and to a certain extent in 2005 and 2006, miscellaneous operating charges relate to the purchase of various customer-specific supplies by TB Gent for other Arcelor entities.

TBA’s management is of the view that none of the items included in other external expenses and other operating income are unusual or individually material and accordingly the details have not been disclosed in the financial statements.

Note 20. Reconciliation to US GAAP, page F-38

29.	In view of the material differences and items that impact stockholders’ equity, a reconciliation of a statement in changes in shareholders’ equity using balances determined solely under US GAAP should be prepared as a proof that the reconciliation balances and that it provides appropriate disclosure on changes in the equity accounts on a US GAAP basis. Please supplementally prepare and furnish us a US GAAP statement in changes in stockholders’ equity.

Securities and Exchange Commission

May 23, 2007

Response: TBA has advised us that the US GAAP statement of changes in net assets is as follows:

	Net Assets attributable to equity holders
	Invested Capital	Translation Reserve	Retained Earnings	Total
	Euros’000	Euros’000	Euros’000	Euros’000
Balance at January 1, 2004	25,659	(811)	64,438	89,286
Acquisition of minority interests in TB Lorraine (Note 18)	—	—	—	—
Currency translation adjustment	—	(556)	—	(556)
Transfer	160	—	(160)	—
Distribution from TB Gent to parent (Note 1)	—	—	(14,727)	(14,727)
Dividends paid	—	—	(1,576)	(1,576)
Profit/(loss) for the year	—	—	10,974	10,974

Balance at December 31, 2004	25,819	(1,367)	58,949	83,401

Distribution to parent as a result of treasury stock transaction in LWB (Note 18)	(1,462)	—	—	(1,462)
Currency translation adjustment	—	895	—	895
Repurchase of shares by TB Bremen (Note 18)	(1,300)	—	—	(1,300)
Distribution from TB Gent to parent (Note 1)	—	—	(11,744)	(11,744)
Dividends paid	—	—	(5,486)	(5,486)
Profit/(loss) for the year	—	—	11,720	11,720

Balance at December 31, 2005	23,057	(472)	53,439	76,024

Acquisition of remaining shares in LWB (Note 18)	3,200	—	—	3,200
Currency translation adjustment	—	(402)	—	(402)
Acquisition of minority interests in TSA (Note 18)	470	—	—	470
Transfer	186	—	(186)	—
Distribution from TB Gent to parent (Note 1)	—	—	(8,094)	(8,094)
Dividends paid	—	—	(11,102)	(11,102)
Profit/(loss) for the year	—		3,479	3,479

Balance at December 31, 2006	26,913	(874)	37,536	63,575

NOBLE INTERNATIONAL LTD. FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Selected Financial Data, page 19

30.

We note your disclosure that EBITDA adjusted for other non-cash items is useful to both management and investors in their analysis of your ability to service and repay your debt. As the current disclosures appear to indicate that this measure is used primarily by management as a measure of liquidity rather than operating performance (i.e., your ability to service and repay debt), please revise future filings to reconcile this measure to your cash flow from operations, since it would be the most

Securities and Exchange Commission

May 23, 2007

comparable measure under generally accepted accounting principles, rather than earnings from continuing operations before income taxes, which is a measure of operating performance. See Question 12 of the Staffs Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, June 13, 2003.

Response: We will revise our disclosure in future filings to reconcile EBITDA to the most comparable financial measure under generally accepted accounting principles. We anticipate that we will determine that EBITDA is used by management more as a measure of operating performance than it is a measure of liquidity. Accordingly, we will revise our future disclosures and continue to reconcile EBITDA to earnings from continuing operations before income taxes.

MD&A Results of Operations Fiscal 2006 vs. Fiscal 2005, page 22

31.	We note your disclosure that other income in 2005 includes the recovery of previously written off assets of $.7 million. Please tell us the nature of the assets that were previously written-off and tell us why you believe it is appropriate to record an amount for the recovery of the assets.

Response: Other income in 2005 included the recovery of previously written off assets of $0.7 million, which consisted primarily of: (i) approximately $0.4 million of cash received from a customer for obsolete inventory that was previously written off (ii) $0.1 million of cash received for a note receivable previously deemed uncollectible and written off and (iii) $0.1 million of cash received for an account receivable previously deemed uncollectible and written off. We believe accounting for these items in the current period as income is appropriate given that the assets were previously written off and cash was actually received during 2005.

Fiscal 2005 vs. Fiscal 2004, page 23

32.	We note your disclosure that the increase in revenue was primarily the result of new programs launched and increased volumes on several of the automotive platforms on which you have sales, and an increase in steel content as a percentage of overall sales. Please revise your disclosure in future filings to quantify each factor that affected revenue and include quantification of factors such as price, mix, and volume changes.

Response: We will revise our disclosure in future filings to include a quantification of each factor that affected revenue, such as price, mix and volume changes.

Liquidity and Capital Resources, page 25

33.	In future filings, please revise your disclosures to include an estimate of the expected capital expenditures for fiscal 2007.

Response: We will revise our disclosure in future filings to include an estimate of expected capital expenditures.

Securities and Exchange Commission

May 23, 2007

34.	In future filings, please revise to expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader’s understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Response: We will revise our disclosure in future filings to expand our liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader’s understanding.

Critical Accounting Policies, page 30

35.	Please revise your disclosures in future filings to discuss how you determine fair value of goodwill and other long-lived assets in order to assess impairment. As part of your revised disclosure, include a discussion of all significant assumptions made by management in determining fair value.

Response: We will revise our disclosure in future filings to include a discussion of how we determine the fair value of goodwill and other long-lived assets to assess impairment. We will also include a discussion of all significant assumptions we make in determining fair value.

36.	In light of the significant amount of accounts receivable recorded on your balance sheet at December 31, 2006 and 2005, please consider revising future filings to include a discussion of accounts receivable and specifically, your accounting policies and methodology for estimating the allowance for doubtful accounts. Your revised disclosure should also include

•	Types of assumptions underlying the most significant and subjective estimates;

•	Sensitivity of those estimates to deviations of actual results from management’s assumptions; and

•	Circumstances that have resulted in revised assumptions in the past.

Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

Response: We will revise our disclosure in future filings to include a discussion of accounts receivable and our policies and methodology for estimating the allowance for doubtful accounts.

Securities and Exchange Commission

May 23, 2007

Consolidated Financial Statements

Consolidated Statements of Operations, page 36

37.	We note from your discussion in MD&A and elsewhere in the filing that the impairment charges in 2005 include $1.1 million impairment of real estate held for sale and $1.0 million impairment of the Logistics Notes. Please explain to us why you believe it is appropriate to present these impairment charges as non-operating expenses. See paragraph 45 of SFAS No. 144.

Response: The $1.1 million impairment for real estate held for sale in 2005 relates to real estate we held pursuant to a business we sold in 2001 and classified as discontinued operations in previous financial statements. Since this real estate did not pertain to continuing operations, we classified this impairment loss as a non-operating expense.

The $1.0 million impairment of the Logistics Notes in 2005 relates to a note receivable from the buyer of a business we sold in 2003 and classified as discontinued operations in previous financial statements. Since this note receivable did not pertain to continuing operations, we classified the impairment loss as a non-operating expense.

Notes to the Consolidated Financial Statements

Note A. Basis of Presentation, Nature of Operations and Summary of Significant Accounting Policies

Basis of Presentation, page 41

38.	We note that you have a 50% interest in WISCO Noble (Wuhan) Laser Welding Technology Co. Ltd. Please tell us, and revise future filings to disclose, how you account for your investment in this entity. If you do not account for it using the equity method of accounting, please provide us the basis for your accounting treatment.

Response: WISCO Noble (Wuhan) Laser Welding Technology Co. Ltd. was formed as a 50/50 joint venture between Noble Metal Processing Asia Limited and WISCO Jiangbei Steel Processing and Logistics Co., Ltd. The joint venture has not commenced operations, and we have not made any investment in the joint venture. Therefore, no accounting is required as of December 31, 2006. We expect to make an investment in the near future and to apply the equity method of accounting for this investment.

Revenue Recognition, page 42

39.

We note your presentation of “net sales” on the face of the statement of operations. Please tell us, and disclose in your notes to the financial statements in future filings, the nature of any amounts that are recorded as a reduction to revenue and are included in this net amount (i.e., discounts, return estimate, etc.). As part of your response and your revised disclosure, you

Securities and Exchange Commission

May 23, 2007

should also explain how you recognize discounts or other allowances in your financial statements. Also, if any amounts are material, they should be separately disclosed in the notes to the financial statements.

Response: We will revise our disclosure in future filings to include the following information:

Revenue Recognition

Consistent with SEC Staff Accounting Bulletin No. 104, revenue is realized or realizable and earned when there is persuasive evidence that an arrangement exists, the delivery has occurred or services has been rendered, the Company’s price to the customer is fixed or determinable, and the Company’s ability to collect is reasonably assured. The Company recognizes revenue when products are shipped to customers and title transfers under standard commercial terms or when realizable in accordance with the Company’s commercial agreements. Revenue is recorded net of customer returns, which are primarily for damaged items. Historically, the Company’s customer returns have not been material

Earnings (Loss) Per Share, page 45

40.	Please revise future filings to disclose the number of securities that could potentially dilute EPS in the future, but which were not included in the calculation of diluted EPS because to do so would have been antidilutive for the periods presented. See paragraph 40 of SFAS No. 128.

Response: We will revise our disclosure in future filings to include the number of securities that could potentially dilute EPS in the future but which are not included in the calculation of diluted EPS because to do so would be antidilutive for the periods presented.

Note C. Goodwill and Other Intangible Assets, page 49

41.	We note your disclosure that intangible assets related to the fair value of technology and customer contracts were recognized in connection with the Pullman acquisition. Please tell us the amount of the fair values allocated to each intangible asset (i.e., technology, and customer contracts). Also, tell us how you determined the fair value for each of these intangibles and tell us how you determined that 15 years was an appropriate useful life for each of the assets. As part of your response, please explain the various factors that were considered in determining that a 15 year useful life is appropriate and explain why you believe you will continue to derive benefits from these intangibles for a period of 15 years. We may have further comment upon review of your response.

Securities and Exchange Commission

May 23, 2007

Response: Below are the fair values of technology and customer contracts that were recognized in connection with the Pullman acquisition:

Customer Contracts	$22,157
Technology	6,870

Total	$29,027

The Company determined with the assistance of an independent third-party valuation firm, Stout Risius Ross (“SRR”), the value of the technology and customer contracts. SRR is a well-known valuation expert in the Detroit automotive industry with significant experience with automotive transactions. As part of that valuation, an estimated useful life of 15 years for each class of intangible asset was determined based upon the historical and anticipated utility of the technology, including current and pending patents where applicable, and the average life of an automotive platform along with the estimated likelihood of renewal of existing platforms for the customer contracts.

42.	Please revise future filings to include disclosure of the estimated aggregate amortization expense for each of the five succeeding years. See paragraph 45 of SFAS No. 142.

Response: We will revise our disclosure in future filings to include the estimated aggregate amortization expense for each of the five succeeding years.

Note F. Other Assets, page 50

43.	In light of your disclosure in Note J that the SET investment was historically accounted for on the cost basis but was restructured in 2006 and is now accounted for on the equity method, please tell us, and disclose in future filings, the percentage of interest in SET you own as of December 31,2005 and 2006. Also, citing relevant authoritative literature, please tell us why you believe it is appropriate to account for your investment using the equity method of accounting for the year ended December 31, 2006.

In addition, please tell us and explain in future filings why you made an additional investment in SET of $2.4 million during 2006 when you had previously recognized an impairment charge of $7.9 million of your common and preferred investments in SET during the fourth quarter of 2005. We may have further comment upon receipt of your response.

Response: We disclosed in our Form 10-Q for the period ended March 31, 2007 the percentage of SET common and preferred stock owned as of March 31, 2007 and December 31, 2006 (4% of common stock at each date and 100% of preferred stock at each date). We will revise our disclosure in future filings to include this information as of each balance sheet date.

Securities and Exchange Commission

May 23, 2007

In conjunction with SET’s recapitalization in October 2006, we evaluated whether SET was a variable interest entity subject to FIN 46(R) “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.” We concluded that although SET was deemed to be a business under the definition in Appendix C of FIN 46(R), it did not need to be evaluated to determine if it was a variable interest entity due to the scope exclusions in paragraph 4(h) of FIN 46(R).

We reviewed ARB 51 “Consolidated Financial Statements” as amended by SFAS 94 “Consolidation of All Majority-Owned Subsidiaries” and concluded that we do not control SET. We reviewed APB 18 “The Equity Method of Accounting for Investments in Common Stock” and concluded that although we own less than 20% of SET’s common stock, our 33% representation on SET’s board of directors and our participation in the Services Agreement led us to conclude that we exert significant influence on the operating and financial policies of SET as of October 2006. Therefore, effective October 2006, we adopted the equity method of accounting for our investment in 4% of SET’s common stock.

We recognized an impairment charge of $0.3 million on our common stock investment and $7.6 million on our preferred stock investment in SET during the fourth quarter of 2005 based upon our estimate of fair value using a discounted cash flow model and other fair value tools in conjunction with SET’s current and projected financial performance. A significant detriment to SET’s financial performance and valuation related to its capital structure, including a significant amount of debt (and related interest charges) and a negative net worth.

In October 2006, Sumitomo (a Japanese steel company) owned 45% of SET common stock and $13.6 million face value of SET preferred stock. In addition, Sumitomo held approximately $12.0 million of SET senior debt and $27.0 million of SET unsecured payables (a portion which were interest bearing). Due to various reasons, Sumitomo made the decision to exit its relationship with SET. In October 2006, in exchange for $8.0 million from SET, Sumitomo walked away from its common stock investment, senior debt, unsecured payables and $11.2 million of its preferred stock. Concurrently, we paid Sumitomo $2.0 million for $2.4 million face value of SET preferred stock. Therefore, Sumitomo received a total of $10.0 million ($8.0 million from SET and $2.0 million from us) for its investments in SET.

After this capital restructuring, SET had a significant amount of positive net worth and its 2007 projected income statement was significantly improved due to the elimination of a significant amount of interest expense and other charges from Sumitomo. The $2.0 million cash we paid to Sumitomo served as inducement for Sumitomo to complete this transaction, which strengthened the value of our current $7.6 million face value of preferred stock.

Securities and Exchange Commission

May 23, 2007

Note G. Accrued Liabilities

44.	We note from the disclosure in Note G that you have recognized a liability of $14 million at December 31, 2006 for contingent consideration associated with the Pullman acquisition that will become payable upon the Company’s receipt of amounts owed by certain customers. We also note the disclosure indicating that it is “anticipated” that this amount will be paid in the first two quarters of 2007. Please explain why you believe it was appropriate to recognize this amount as part of the purchase price and as a liability prior to resolution of the related contingency. Refer to the guidance in paragraphs 25 through 27 of SFAS No. 141.

Response: We reviewed paragraph 26 of SFAS 141 “Business Combinations” which states, in part, “amounts of contingent consideration that are determinable at the date of acquisition shall be included in determining the cost of an acquired entity and recorded at that date.” As disclosed in our financial statements, the stock purchase agreement requires us to pay the former stockholders of Pullman approximately $14.0 million upon our receipt of amounts owed by certain customers. These amounts are current customer accounts receivable. The customers are contractually obligated to pay these amounts although timing is dependent upon items generally finalized within a year. Based upon the status of these items at the time we filed our 10-K and because the amount was determinable at the date of acquisition, it was appropriate to include the $14.0 million in the acquisition cost of Pullman.

Note K. Related Parties, page 59

45.	We note from your disclosures on page 75 of the Proxy Statement that you have a few related party transactions which have not been disclosed in the financial statements in your Form 10-K. Please revise your notes to the financial statements in future filings to disclose the existence of all related party transactions. See paragraph 2 of SFAS No. 57.

Response: We will revise our disclosure in future filings to include disclosure of all related party transactions.

Note M. Acquisitions and Dispositions, page 61

46.	We note that your purchase price allocation for the Pullman acquisition resulted in a significant amount of goodwill. Please tell us, and disclose in future filings, a description of the factors that contributed to a purchase price that results in recognition of goodwill and the amount of goodwill that is expected to be deductible for tax purposes. See paragraphs 51-52 of SFAS No. 141. Also, we note from your disclosures in Note C that the intangibles acquired in the Pullman acquisition related to technology and customer contracts. Please revise future filings to include the amount assigned to each intangible asset class. See paragraph 52 of SFAS No. 141. In addition, please ensure that the notes to your financial statements include all of the disclosures required by paragraphs 44 and 45 of SFAS No. 142, as applicable.

Securities and Exchange Commission

May 23, 2007

Response: We will revise our disclosure in future filings to include the amount assigned to each intangible asset class and to ensure that we include all of the disclosures required by paragraphs 44 and 45 of SFAS No. 142, as applicable.

We will also revise our disclosure in future filings to include the following:

Pullman’s product line consists primarily of structural, impact and trim roll-formed components for automotive applications. We view Pullman’s expertise as an “enabling technology” that allows us to create more advanced tubular, shaped and enclosed formed structures to meet the future needs of the automotive industry. Combining roll forming and laser welding allows us to create more complex, finished impact and structural products, improving safety in more parts of the vehicle. This is particularly important as the need to produce safer and lighter vehicles gains momentum in the automotive industry. Both laser welding and roll forming offer similar advantages over costly, traditional stamping methods, including more efficient processing, better material utilization and lower total cost. The combination significantly reinforces Noble’s 21st Century Auto Body Solutions® strategy.

Noble and Pullman share a common focus on research and development in an effort to capture more of the value chain for vehicle structures. Both laser-welded and roll-formed structures offer superior product performance, higher profitability and lower cost versus older, competing technologies, with even greater advantages if the advanced processes are combined. By combining the research and development efforts of Noble and Pullman, we can more rapidly commercialize tubular structural applications for components such as pillars, cross members, side sills and roof rails to improve rollover and side-impact protection. We believe increased adoption of these applications will lead to an acceleration of the use and benefits of the tubular space frame architecture.

None of the goodwill recognized in the Pullman acquisition is deductible for tax purposes.

Note O. Share-Based Payments and Employee Benefit Plans, page 64

47.	In future filings, please ensure you have included all the disclosures required by paragraph A240 of SFAS No. 123(R).

Response: We will revise our disclosure in future filings to ensure that we have included all the disclosures required by paragraph A240 of SFAS No. 123(R).

48.

We note the disclosure in the last paragraph on page 65 indicating that the per share weighted average fair value of shares issued during 2006 was estimated to be $12.42 incorporating any trading restrictions into the estimation of fair value. Please

Securities and Exchange Commission

May 23, 2007

explain in further detail the nature and terms of the trading restrictions that exist with respect to the shares issued during 2006 and explain in further detail how you incorporated these trading restrictions into your estimation of fair value.

Response: In 2006, shares were granted to an employee that were fully vested but were subject to a trading restriction after issuance until December 31, 2008. In accordance with paragraph 17 of SFAS 123(R), we incorporated this trading restriction in our estimates of the fair value of the stock issued. Based upon a restricted stock valuation study, we concluded that it was reasonable to discount the market value of these shares by 25% for a two year trading restriction. We applied this percentage to the grant date fair value of an unrestricted share to arrive at the fair value of a restricted share.

Schedule II – Valuation and Qualifying Accounts, page 72

49.	We note that during 2006 you recorded a $3 million reserve for losses on tooling contracts. Please tell us, and disclose in MD&A in future filings, the nature of this reserve and why you believe it was necessary to record this reserve during 2006. Also, the ending balance in the valuation allowance for deferred tax assets at December 31, 2006 as disclosed in Schedule II of $426,000 does not agree with the amount disclosed in Note J to your financial statements. Please reconcile and revise these disclosures.

Response: As we will disclose in future filings, the $3.0 million reserve for losses on tooling contracts relate to projects where amounts recoverable from customers, per the contract terms, were less than our total estimated costs to complete these projects. Given that it was both probable and estimable that a loss had been incurred at December 31, 2006, a loss contingency was accrued.

The $426,000 ending balance in valuation allowance for deferred tax assets at December 31, 2006 is incorrect. The correct balance is $6,207,000, which is reconciled to the amount disclosed in Note J to our financial statements by adding the current valuation allowance of $1,729,000 and the long-term valuation allowance of $4,478,000. We will correct this disclosure in future filings.

Securities and Exchange Commission

May 23, 2007

FORM 8-K DATED DECEMBER 22, 2006

Independent Auditor’s Reports for Pullman Industries, Inc., Subsidiaries and Affiliated Entity, page 1

50.	We note the references contained in the independent auditor’s reports with respect to the audits of the financial statements of Linde + Pullman AG and subsidiaries, whose financial statements were audited by other auditors. Given the reference to the other auditors contained in the audit reports of Plante & Moran, PLLC, please revise to include the reports of the other auditors for all periods presented. Refer to the requirements outlined in Rule 2-05 of Regulation S-X.

Response: We will file under separate cover an 8-K amendment in response to your comments regarding our Current Report on Form 8-K dated December 22, 2006.

Unaudited Pro Forma Combined Financial Statements of Pullman

51.	We note your disclosure that you purchased 100% of Pullman Mexico, 50% through Pullman and 50% through the former owners of Pullman. As Pullman Mexico’s pre-tax losses represent more than 20% of Noble’s pre-tax earnings for its most recent fiscal year end based on the pro forma statement of income for 2005, please revise to include separate audited financial statements of Pullman Mexico for its most recent fiscal year in an amendment to your Form 8-K.

Response: We will file under separate cover an 8-K amendment in response to your comments regarding our Current Report on Form 8-K dated December 22, 2006.

Pro Forma Combined Statement of Income for the Year Ended December 31, 2005 Adjustment (g) Statement of Income for the Nine Months Ended September 30, 2006 Adjustment (f)

52.	We note that your adjustment imputes a 35% tax rate for Pullman US and a 30% tax rate for Pullman Mexico. Please explain to us why there is a debit and a credit adjustment and tell us how each amount was determined. Also, in light of the fact that effective January 1, 2006 Pullman elected to be taxed as an S Corporation, please tell us how you have accounted for the historical adjustments made to be consistent with an S Corporation in the pro forma statements in which the consolidated amount would be taxed as a C Corporation.

Response: We will file under separate cover an 8-K amendment in response to your comments regarding our Current Report on Form 8-K dated December 22, 2006.

Other

In accordance with telephone discussions between Ms. Claire Erlanger of the staff and outside counsel to TBA and Noble on Thursday, May 17, 2007:

•

As provided in Regulation S-X 3-05(c), we have not included interim financial statements for TBA as of and for the three months ended March 31, 2007, which TBA is not required to and has not prepared; and

•	We have included, on pages F-5 and F-7, interim pro forma financial statements of Noble as follows:

(1)	Balance sheet as of March 31, 2007, as if the transaction had closed on the date, but using unaudited balance sheet information for TBA as of December 31, 2006 in lieu of March 31, 2007; and

(2)	Income statement for the three months ended March 31, 2007, as if the transaction had closed on January 1, 2007, but using unaudited financial information prepared by TBA for the three months ended December 31, 2006 in lieu of the three months ended March 31, 2007.

As our outside counsel confirmed with Ms. Erlanger on May 17, due to the need to prepare this additional information, this response letter has been delayed beyond the ten-business day response period mentioned in the staff’s letter of May 3.

* * * * *

In accordance with the staff’s request, please find enclosed a statement signed on behalf of Noble by David J. Fallon, its Chief Financial Officer, containing the requested acknowledgements.

Please contact me at (586) 834-2030 if you have any questions concerning this response.

Sincerely,

NOBLE INTERNATIONAL, LTD.

By:	/s/ DAVID J. FALLON
Name:	David J. Fallon
Title:	Chief Financial Officer

cc:	Mr. Sander Van Dam

Guillaume Vercaemer, Esq.

APPENDIX A

CONFIDENTIAL TREATMENT REQUESTED BY ARCELOR S.A.

The following information responds to Item 27 of the letter, dated May 3, 2007, from Ms. Linda Cvrkel of the Securities and Exchange Commission to Noble International, Ltd. in connection with the Schedule 14A Proxy Statement filed by Noble on April 4, 2007 (File No. 001-13581):

Note 13. Provisions and Other Non-Current Liabilities, page F-34

27.	We note your disclosure that during 2003 to 2005 a provision of €3,192,000 was accrued for Arcelor Tailored Blank Bremen GmbH and this amount was reversed in 2006. Please provide us more detail as to the nature of the contractual obligation that initially resulted in the provision recorded. Also, please tell us why you believe that the reversal of the provision meets the requirements of paragraph 39 of IAS 39 for the derecognition of a financial liability. Include in your response any legal release by law or creditor. See paragraph AG57 of IAS 39. Additionally, please tell us the nature of the additional €866 that was reversed during the year ended December 31,2006.

Additionally, please explain how the original provision and the related reversal were accounted for, for US GAAP purposes. Your response should also explain why you believe the treatment used was appropriate and in accordance with SFAS No. 5 or other relevant US GAAP accounting literature.

[CONFIDENTIAL TREATMENT REQUEST – TBA001 – PAGE 1 OF 2 PAGES]

[Remainder of appendix omitted from EDGAR version pursuant to Rule 83 under the Freedom of Information Act]

A-1

CONFIDENTIAL TREATMENT REQUESTED BY ARCELOR S.A.

[CONFIDENTIAL TREATMENT REQUEST – TBA001 – PAGE 2 OF 2 PAGES]

[Remainder of appendix omitted from EDGAR version pursuant to Rule 83 under the Freedom of Information Act]

A-2

NOBLE INTERNATIONAL, LTD.

May 23, 2007

Mail Stop 3561

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-9303

Attention:	Ms. Linda Cvrkel
Ms. Claire Erlanger

Re:	Noble International, Ltd.
Amendment No. 1 to Schedule 14A Proxy Statement

Ladies and Gentlemen:

This letter accompanies our letter responding to your comment letter dated May 3, 2007. As requested in your comment letter, Noble International, Ltd. (the “Company”) hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

NOBLE INTERNATIONAL, LTD.

By:	/s/ DAVID J. FALLON
Name:	David J. Fallon
Title:	Chief Financial Officer